United States securities and exchange commission logo





                            February 22, 2021

       Gregory Hummer
       Chief Executive Officer
       IdentifySensors Biologics Corp.
       20600 Chagrin Boulevard, Suite 450
       Shaker Heights, OH 44122

                                                        Re: IdentifySensors
Biologics Corp.
                                                            Post Qualification
Amendment No. 1 to Offering Statement on Form 1-A
                                                            Filed January 26,
2021
                                                            File No. 024-11354

       Dear Dr. Hummer:

               We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Post Qualification Amendment to Offering Statement on Form 1-A filed January 26, 2021

       Exhibit 11.1 - Consent of BF Borgers CPA PC, page III-1

   1. We note the Consent of BF Borgers CPA PC refers to Post-Qualification Amendment No.
                                                        4. We also note this is
the first post-qualification amendment to your Offering Statement qualified December 22,
2020. Please file a revised consent that refers to the correct filing.
       Part III   Exhibits, page III-1

   2.                                                   Please amend your
Exhibit Index and file as an exhibit the complete Broker Dealer
                                                        Agreement, including
Exhibit A and all other "exhibits and schedules" to the
                                                        agreement. If the
Dalmore Group is required to clear its compensation arrangements with
                                                        FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to
qualification.
 Gregory Hummer
IdentifySensors Biologics Corp.
February 22, 2021
Page 2

        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact David Gessert at (202) 551-2326 or Joe McCann at (202) 551-6262 with any questions.



                                                             Sincerely,
FirstName LastNameGregory Hummer
                                                             Division of
Corporation Finance
Comapany NameIdentifySensors Biologics Corp.
                                                             Office of Life
Sciences
February 22, 2021 Page 2
cc:       Christopher A. Wilson, Esq.
FirstName LastName